One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

October 5, 2016
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Kenneth Ellington/Ashley Vroman-Lee

Re:    HMS Income Fund, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form N-2
File Numbers 333-204659 and 814-00939

Ladies and Gentlemen:
On behalf of HMS Income Fund, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call between (i) Mr. Kenneth Ellington of the Staff and Shashi Khiani of Dechert LLP, outside counsel to the Company, on September 14, 2016 and (ii) Ms. Ashley Vroman-Lee of the Staff and Thomas J. Friedmann and Owen T. Williams of Dechert LLP on September 27, 2016. The Company has filed with the Commission Post-Effective Amendment No. 2 to its Registration Statement (“Amendment No. 2”) in response to the Staff’s comments. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics), and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Registration Statement on Form N-2 (Registration Nos. 333-204659 and 814-00939) (as amended, the “Registration Statement”).
Legal Comments
Please file with the Commission via EDGAR concurrently with the filing of Amendment No. 2 a marked version of Amendment No. 2 indicating the changes in such filing from the prior version of the Registration Statement that was filed with the Commission on August 12, 2016 (“Amendment No. 1”) and represent to the Commission that each subsequent amendment to a registration statement filed with the Commission by the Company will be accompanied by a version of such document marked to indicate all changes from the prior version of such Registration Statement.

United States Securities and Exchange Commission October 5, 2016 Page 2

The Company acknowledges the Staff’s comment and has submitted via EDGAR a marked version of Amendment No. 2 showing the changes from Amendment No. 1. The Company further undertakes to file via EDGAR a correctly marked version of each amendment to the Registration Statement that it files in the future.

2.
Please refile a correctly marked version of Amendment No. 1 via EDGAR indicating all changes from the Registration Statement in the form it was declared effective by the Staff on January 5, 2016 and supplementally explain why the Company did not submit a correctly marked version of Amendment No. 1 on August 12, 2016.

The Company acknowledges the Staff’s comment. The Company respectfully submits that it experienced unanticipated and unknown technical difficulties (that are believed to have resulted from software and formatting issues with its EDGAR filing package) when it attempted to submit a marked version of Amendment No. 1 to the Registration Statement on August 12, 2016. When the Staff alerted the Company to this apparent filing omission, the Company filed via EDGAR on September 7, 2016 a courtesy marked version of Amendment No. 1 showing all changes included in Amendment No. 1. As requested, the Company has submitted via EDGAR concurrently with the filing of Amendment No. 2 a corrected marked version of Amendment No. 1 and undertakes to exercise more care in the future to prevent a recurrence of this error.

3.
Please revise the third bullet-point on the Cover Page to disclose that, in the future, the Company may not have access to the sources of payments of distributions described in such bullet point and state that future distributions may include a return of capital.

As requested, the Company has revised the Registration Statement to disclose in the third bullet-point on the Cover Page that, in the future, it may not have access to some of the sources of funds described in such bullet-point to pay distributions and that future distributions may include a return of capital.

4.
Please disclose supplementally whether the Company invests in any entities described under Section 3(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). If so, please consider revising the section entitled “Prospectus Summary” to disclose the aggregate percentage of the Company’s investment portfolio attributable to such entities.

The Company acknowledges the Staff’s comment and hereby confirms that its portfolio companies Brightwood Capital Fund III, LP, EIG Traverse Co-Investment, LP and Freeport First Lien Loan Fund III, LP are entities exempt from registration under the 1940 Act under Section 3(c) thereof. The Company advises the Staff supplementally such entities comprised 1.8% in the aggregate of the fair value of its investment portfolio as of June 30, 2016. In addition, the Company has revised the table under the caption “Portfolio Companies” in the Registration Statement to indicate which of its portfolio companies are entities described under Section 3(c) of the 1940 Act.

United States Securities and Exchange Commission October 5, 2016 Page 3

5.
Reference is made to the “Private Loan portfolio investments” described in the section entitled “Prospectus Summary.” Please disclose supplementally whether any of the Company’s “Private Loan portfolio investments” are joint ventures.

The Company hereby confirms that its investments described in the Registration Statement as “Private Loan portfolio investments” are not joint ventures. Rather, Private Loan portfolio investments or Private Loan investments are loans made either directly by the Company or through a syndicate of lenders of which the Company is one member in so-called “club deals.” In a club deal, the Company enters into direct privity of contract with the borrower although the syndicate of lenders may designate one lender to handle administrative tasks on behalf of the syndicate.

6.
Please disclose supplementally if any of the Company’s “Other Portfolio investments” are investments in an entity described under Section 3(c) of the 1940 Act. If so, please revise the Fees and Expenses Table to disclose any associated acquired fund fees and expenses. Please also confirm supplementally whether the Company’s “Other Portfolio investments” are non-qualifying assets under Section 55(a) of the 1940 Act and represent 30% or less of the Company’s investment portfolio.

As noted in response to Comment 4 above, the Company hereby confirms that as of June 30, 2016 it held three investments characterized as “Other Portfolio investments” in the Registration Statement in Brightwood Capital Fund III, LP, EIG Traverse Co-Investment, LP and Freeport First Lien Loan Fund III, LP, which are entities exempt from registration as investment companies under Section 3(c) of the 1940 Act. The Company hereby undertakes to revise the Fees and Expenses Table in the Registration Statement to disclose the acquired fund fees and expenses associated with these investments and the acquired fund fees and expenses of any other similar entities in which the Company may invest in the future. The Company also hereby confirms that each of these investments is a non-qualifying asset under Section 55(a) of the 1940 Act and that such investments, together with all other non-qualifying assets in which the Company has invested, represented 30% or less of the Company’s investment portfolio as of the end of each fiscal quarter covered by the financial statements in the Registration Statement.

7.	Please describe supplementally the nature of a “Private Loan equity investment,” as such term is used in the Registration Statement.
The Company hereby represents that its “Private Loan equity investments” are direct equity investments in operating companies. In each case, the Company acquired its Private Loan equity investments in its portfolio companies in connection with a debt financing provided to such portfolio companies.

8.	Please describe supplementally the nature of the Company’s subsidiaries, HMS Funding I LLC and HMS Equity Holding, LLC.

United States Securities and Exchange Commission October 5, 2016 Page 4

HMS Funding I LLC and HMS Equity Holding, LLC are each fully consolidated, wholly owned subsidiaries of the Company. HMS Funding I LLC was created to segregate and hold each of the debt instruments pledged by the Company to its lenders as collateral under the senior secured revolving credit agreement with Deutsche Bank AG, New York Branch. HMS Equity Holding, LLC, which has elected to be treated as a corporation for federal income tax purposes, primarily holds equity investments in the Company’s portfolio companies that are “pass through” entities for federal income tax purposes. While this arrangement increases the amount of income tax paid by the Company and its subsidiaries on a consolidated business, it minimizes the amount of “bad” operating income earned by the Company, permitting the Company to meet the “source of income” requirements applicable to regulated investment companies, or RICs, under Subchapter M of the Internal Revenue Code of 1986, as amended.

9.	Please confirm that the section entitled “Estimated Use of Proceeds” complies with the requirements of Item 7 of Form N-2, and revise the disclosure, if necessary.
The Company acknowledges the Staff’s comment. The Company has revised the Registration Statement to disclose, in the section entitled “Estimated Use of Proceeds,” how long the Company expects to take to fully invest the net proceeds from the Company’s continuous offering, and the reasons for and consequences of any delay in investing the net proceeds, as required by Item 7 of Form N-2.

10.
Please revise the conflicts of interest disclosed in the section entitled “Prospectus Summary – Conflicts of Interest” to include actual or potential conflicts of interest related to (a) the determination of the fair value of the Company’s investments and (b) the incentive for the Company’s investment adviser and sub-adviser to make riskier or more speculative investments in order to earn higher base management fees and/or incentive fees under their respective investment advisory agreements.

As requested, the Company has revised the Registration Statement to include, in the section entitled “Prospectus Summary – Conflicts of Interest,” conflicts of interest related to the determination of the fair value of the Company’s investments and the incentive for the Company’s investment adviser and sub-adviser to make riskier or more speculative investments in order to earn higher base management fees and/or incentive fees under their respective investment advisory agreements.

United States Securities and Exchange Commission October 5, 2016 Page 5

11.
Please revise the critical accounting policies disclosed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to describe the Company’s accounting policy related to the presentation of financial statements of non-consolidated portfolio companies with respect to which the Company holds a controlling interest.

The Company acknowledges the Staff’s comment. As requested, the Company has modified its critical accounting policy entitled “Basis of Presentation” to describe its accounting policy related to the presentation of financial statements of non-consolidated portfolio companies with respect to which the Company holds a controlling interest.

12.
Reference is made to the “Private Loan portfolio investments” described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please disclose supplementally whether a “Private Loan portfolio investment” is a pooled investment vehicle or a joint venture. If so, please revise the Fees and Expenses Table to disclose any associated acquired fund fees and expenses.

The Company acknowledges the Staff’s comment and hereby refers the Staff to its response to Comment 5 above. The Company further confirms that its “Private Loan portfolio investments” are not pooled investment vehicles or joint ventures.

13.	Please represent supplementally whether the Company has paid any distributions consisting of a return of capital over the last three fiscal years.
The Company acknowledges the Staff’s comment and hereby represents that the Company has not paid any distributions consisting of a return of capital over its last three fiscal years.

14.
With regard to the unfunded commitments on page 70 of the Registration Statement, please (a) confirm that the Company reasonably believes that its assets will adequately cover and allow the Company to satisfy its unfunded commitments and (b) include an explanation as to why the Company reasonably believes it can satisfy its unfunded commitments as of the date hereof.

As requested, the Company hereby confirms that it reasonably believes and represents that it has sufficient assets to adequately cover and allow the Company to satisfy its unfunded commitments as of the date hereof. As of December 31, 2015, the Company’s total unfunded commitments were approximately $34.1 million, of which approximately $17.2 million were unfunded loan commitments and approximately $16.9 million were unfunded capital commitments. As of December 31, 2015, the Company had approximately $24.0 million of unencumbered cash on hand and approximately $105.0 million in available borrowings, subject to certain limitations.

United States Securities and Exchange Commission October 5, 2016 Page 6

15.	In the section entitled “Management,” please disclose the number of meetings that the Pricing Committee of the Company’s Board of Directors held over the last year.
As requested, the Company has revised the Registration Statement to disclose the number of meetings that the Pricing Committee of the Company’s Board of Directors held in fiscal 2016 from January 1, 2016 through June 30, 2016.

16.
Reference is made to subsection entitled “Death and Disability” in the section entitled “Description of our Securities.” Please explain supplementally how the repurchase provisions described in this subsection are permissible under Section 23 of the 1940 Act and Rule 22c-2 promulgated thereunder. Please also refer to the following No-Action Letters: Dimensional Fund Advisors Inc., SEC No-Action Letter (pub. avail. Nov. 21, 1988), and J. & W. Seligman & Co., SEC No-Action Letter (pub. avail. Nov. 13, 1989).

The Company acknowledges the Staff’s comment. Upon a review of the referenced statutory and regulatory provisions and the additional guidance to which the Staff has referred the Company, the Company hereby undertakes to eliminate the option of stockholders in the Company to tender shares of common stock in the Company for redemption upon the occurrence of such stockholder’s death or disability. The Company intends to implement its elimination of such provision and to communicate such change to its stockholders no later than November 1, 2016.
Accounting Comments

17.	Please update the Registration Statement to include the financial condition and results of the Company as of and for the three months ending, June 30, 2016.
As requested, the Company has included its financial condition and results of operations as of and for the three and six month periods ended June 30, 2015 and 2016 in Amendment No. 2.

18.
We note the Consolidated Schedule of Investments indicates the Company owns “control investments.” Please confirm the Company has performed the analysis required by Rules 3-09 and 4-08(g) of Regulation S-X. Please also provide the Staff with the income test calculations relating to such analysis. See IM Guidance Update 2013-07.

The Company acknowledges the Staff’s comment. The Company hereby respectfully advises that Rule 3-09 of Regulation S-X is inapplicable because the Company does not hold any investments in majority-owned subsidiaries. The Company hereby further confirms that it has performed the analysis required by Rule 4-08(g) of Regulation S-X and has determined that the Company omitted certain disclosure in the notes to its financial statements related to its investment in GRT Rubber Technologies, LLC, which, according to the income test described in Rule 1-02(w)(3) of Regulation S-X, was significant under Rule 4-08(g) of Regulation S-X for the year ended December 31, 2015

United States Securities and Exchange Commission October 5, 2016 Page 7

and the three months ended March 31, 2016 due to anomalous unrealized losses for the Company and a concurrent unrealized gain of GRT Rubber Technologies during such periods. The Company notes that GRT Rubber Technologies was not significant under Rule 4-08(g) of Regulation S-X for any other interim or annual period covered by the financial statements included in the Registration Statement, including the second fiscal quarter in 2016 and, based upon preliminary results, the third fiscal quarter in 2016. Below, please find the results of the Company’s analysis required by Rule 4-08(g) of Regulation S-X with respect to its investment in GRT Rubber Technologies:

(in thousands, except percentages)	12-months ended 12/31/2014	12-months ended 12/31/2015	6-months ended 6/30/2016
Investment Test – HMS Income Fund's investment in GRT Rubber Technologies as a % of HMS's total assets	1.30%	0.90%	0.90%
Asset Test - HMS Income Fund's proportionate share of the GRT Rubber Technologies' total assets as a % of HMS Income Fund's total assets	2.70%	1.50%	1.30%
Income Test - HMS Income Fund's income from continuing operations related to GRT Rubber Technologies as a % of HMS Income Fund’s total income from continuing operations	0.00%	-17.80%	7.80%

Below, please also find a table showing the summarized financial information for GRT Rubber Technologies (amounts in thousands):

As of December 31, 2015
Balance Sheet Data
Current Assets	$9,729
Noncurrent Assets	36,129
Current Liabilities	3,517
Noncurrent Liabilities	22,812

Twelve Months Ended December 31, 2015
Summary of Operations
Total Revenue	$29,838
Gross Profits	6,943
Income from Operations	2,900
Net Income	86

United States Securities and Exchange Commission October 5, 2016 Page 8

On October 4, 2016, the Staff granted the Company’s request for relief (the “Relief Request”) under Rule 3-13 of Regulation S-X. In the Relief Request, the Company discussed its omission of certain disclosure related to its investment in GRT Rubber Technologies from the notes to its financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2015 and its Quarterly Report on Form 10-Q for the three months ended March 31, 2016. In granting the Relief Request, the Staff confirmed that it would not require the Company to restate its historical financial statements for the year ended December 31, 2015 or for the three months ended March 31, 2016. The Company undertook as part of the Relief Request to include the financial information required to be included under Rules 3-09 and 4-08(g) of Regulation S-X in all future financial statements filed with the Commission.

19.
In Note 3 to the Company’s audited financial statements, the Company discloses that significant increases/decreases in unobservable inputs would result in significantly higher or lower fair value measurements. Please note, the change need not be significant to result in a change to fair value measurements. Please consider revising the disclosure in future filings to clarify this point.

The Company acknowledges the Staff’s comment and hereby undertakes to revise the disclosure in future filings to clarify that any changes in unobservable inputs could result in significantly higher or lower fair value measurements.

20.
In Note 5 to the Company’s audited financial statements, the Company discloses the ratio of total expenses, excluding interest expense, to average net assets. This ratio is not a required disclosure and, as such, please consider removing it from future filings or, in the alternative, include such disclosure only in a footnote to the Company’s audited financial statements.

The Company acknowledges the Staff’s comment and undertakes to include the ratio of total expenses, excluding interest expense, to average net assets only in a footnote to its financial statements included in its future filings.

21.
In future filings of Note 7 to the Company’s financial statements, please disclose the cost of investments and gross unrealized appreciation/depreciation on a tax basis. Please also disclose the net unrealized appreciation/depreciation in future filings. We also note that the tax characteristics of the distributions is provided in the Annual Report on Form 10-K (without the dollar amount of the distributions) and not in the Quarterly Report on Form 10-Q. Please undertake to include in all future filings of Forms 10-K and 10-Q: the cost of investments, gross unrealized appreciation, gross unrealized depreciation and net

United States Securities and Exchange Commission October 5, 2016 Page 9

unrealized appreciation/depreciation on a tax basis, the tax characteristics of any distributions, and the dollar amount of distributions.
As requested, the Company hereby undertakes to revise the disclosure in future filings of Forms 10-K and 10-Q to disclose in the Company’s financial statements the cost of investments, gross unrealized appreciation, gross unrealized depreciation and net unrealized appreciation/depreciation on a tax basis. The Company also hereby undertakes to include in future Forms 10-K and Forms 10-Q filings the tax characteristics and dollar amount of any distributions.

22.	Please confirm that all of the Company’s wholly-owned, and substantially wholly-owned, subsidiaries are consolidated with the Company’s financial statements.
The Company acknowledges the Staff’s comment. The Company hereby confirms that all of its wholly-owned subsidiaries during the time periods presented have been consolidated on the Company’s financial statements. The Company does not currently maintain any subsidiaries more than 50%-owned by the Company.

* * * * * * * * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *
If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	Sherri W. Schugart, HMS Income Fund, Inc.
Ryan T. Sims, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
William J. Tuttle, Dechert LLP